Heineken Holding N.V.

Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 1152
fax +31 (0)20 625 2213

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
USA

SUPPL

09045889

RECEIVED
2009 APR 16 P 3:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

date 9 April 2009

Re: File No. 82-5149

Dear Madam/Sir,

Enclosed please find a press release dated 9 April 2009.

This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

Yours sincerely,

HEINEKEN HOLDING N.V.

P.A. Akkerman

Encl.

4/20

File No. 82 - 5149

Heineken Holding N.V.

press-information

Heineken Holding N.V. Amends Agenda for Annual General Meeting of Shareholders

Amsterdam, 9 April 2009 – Heineken Holding N.V. today announced that it has decided to amend one proposal of the agenda of the Annual General Meeting of Shareholders (AGM) on 23 April 2009.

The proposal to be amended is:

- **Item 6a) Extension and amendment of the authorisation of the Board of Directors to acquire own shares**

The original proposal reflected a change in Dutch legislation, which now permits the repurchase of 50% of the issued share capital. However, given shareholder feedback and only a theoretical possibility that Heineken Holding N.V. would take advantage of the new legislation, the proposal will be amended in such a way that the maximum number of shares that may be acquired under the authorisation will remain limited to 10% of the issued share capital of the company.

Editorial information:
Heineken N.V. is one of the world's great brewers and is committed to growth and remaining independent. The brand that bears the founder's family name – Heineken – is available in almost every country on the globe and is the world's most valuable international premium beer brand. The company's aim is to be a leading brewer in each of the markets in which we operate and to have the world's most prominent brand portfolio. In 2008, the Company operated 125 breweries in more than 70 countries and sold 162 million hectolitres of beer. Heineken is Europe's largest brewer and the world's third largest by volume. Heineken is committed to the responsible marketing and consumption of its more than 200 international premium, regional, local and specialty beers and ciders. These include Amstel, Birra Moretti, Cruzcampo, Foster's, Maes, Murphy's, Newcastle Brown Ale, Ochota, Primus, Sagres, Star, Strongbow, Tiger and Zywiec. In 2008, revenue totalled EUR 14.3 billion and Net Profit before exceptional items and amortisation was EUR 1.0 billion. In 2008, the average number of people employed was 56,208. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA:NA and HEIO:NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS. Additional information is available on Heineken's home page: http://www.heinekeninternational.com.

Press enquiries
Véronique Schyns
Tel: +31 20 5239 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 20 5239 590
investors@heineken.com